Pricing Supplement No. 39 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

[RBC LOGO]   US$4,589,000
             Royal Bank of Canada
             Principal Protected Notes, due October 31, 2011
             Linked to Two International Indices and One Exchange-Traded Fund

Issuer:                    Royal Bank of Canada ("Royal Bank")
Issue:                     Senior Global Medium-Term Notes, Series B
Trade Date:                October 27, 2006
Issue Date:                October 31, 2006
Maturity Date and Term:    October 31, 2011 (resulting in a term to maturity of
                           five years)
Coupon:                    We will not pay you interest during the term of the
                           Notes.
Index/ETF Portfolio:       The Notes are linked to the value of a weighted
                           basket of two international indices (the "Underlying
                           Indices" and each, an "Underlying Index") and one exchange-traded fund, the iShares(R) MSCI Pacific ex-
                           Japan Index Fund (the "iShares(R) Fund" or
                           "Underlying ETF" and, together with the Underlying
                           Indices, the "Underlying Indices/ETF"). Such weightings will be achieved by providing a Component
                           Weight for each Underlying Index/ETF as follows:

                                                                                           Initial Index/ETF
                   Underlying Indices/ETF                         Component Weight              Levels
                   ----------------------                         ----------------              ------
                   Nikkei 225 Index(R)                                33.3333%                16,669.07
                   Dow Jones EURO STOXX 50(R) Index                   33.3333%                 4,017.27
                   iShares(R) MSCI Pacific ex-Japan Index Fund        33.3334%                  $117.95

                           The Initial Index/ETF Levels are the closing levels
                           of the Underlying Indices and the closing price of
                           the Underlying ETF on October 27, 2006 (the "initial
                           valuation date")
Minimum Investment:        US$5,000 (Subject to such other restrictions, as may
                           be applicable to such investors under the private
                           offering rules of any jurisdiction outside the United
                           States. See "Risk Factors--Non-U.S. Investors May Be
                           Subject to Certain Additional Risks.")
Denomination:              US$1,000 and integral multiples of US$1,000
                           thereafter (except that non-U.S. investors may be
                           subject to higher minimums).
Payment at Maturity:       The amount payable on each Note upon maturity will be
                           equal to the sum of (a) the Principal Amount of the
                           Note, plus (b) any Index/ETF Interest.
Index/ETF Interest:        Index/ETF Interest, if any, on each Note upon
                           maturity will equal the Principal Amount x Percentage
                           Change. Index/ETF Interest may not be less than zero.
Percentage Change:         Percentage Change will equal an amount, expressed as
                           a percentage and rounded to four decimal places, equal to the sum of the Weighted Component Changes for the Underlying Indices/ETF. The "Weighted
                           Component Change" for an Underlying Index/ETF will be determined as follows:

                 Component  x  (Final Index/ETF Level - Initial Index/ETF Level)
                  Weight       -------------------------------------------------
                                           Initial Index/ETF Level

                           If the sum of the Weighted Component Changes is a negative number, then the Percentage Change will be deemed to be zero.

Final Index/ETF Levels:    The closing levels of the Underlying Indices and the
                           closing price of the Underlying ETF on October 27,
                           2011 (the "final valuation date") as announced by
                           each Index Sponsor (as defined herein) and displayed
                           on Bloomberg.
Clearance and Settlement:  DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg
                           as described under "Ownership and Book-Entry
                           Issuance" in the accompanying prospectus).
CUSIP Number:              78008ECE5
Listing:                   The Notes will not be listed on any securities
                           exchange or quotation system.
Calculation Agent:         The Bank of New York

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                                                           Proceeds to
                                                            Price to Public     Agent's Commission     Royal Bank of Canada
                                                            ---------------     ------------------     --------------------
Per Note.................................................        100%                   3%                     97%
Total....................................................     $4,589,000             $137,670               $4,451,330

                         RBC Capital Markets Corporation
                    Pricing Supplement dated October 27, 2006

"Dow Jones Euro STOXX 50(R) Index" is a service mark of Dow Jones & Company, Inc. and STOXX Limited. "Nikkei 225 Index" is a trademark of Nihon Keizai Shimbun, Inc. iShares(R) is a registered mark of Barclay's Global Investors, N.A. These marks have been licensed for use by Royal Bank of Canada. The Principal Protected Notes, due October 31, 2011, Linked to Two International Indices and One Exchange-Traded Fund (the "Notes") are not sponsored, endorsed, sold or promoted by STOXX Limited, Dow Jones & Company, Inc., Barclays Global Investors, N.A., its affiliate, Barclays Global Fund Advisors, or Nihon Keizai Shimbun, Inc. and none of these parties makes any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying Indices/ETF (as defined herein) and trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of STOXX Limited, Dow Jones & Company, Inc., Barclays Global Investors, N.A., its affiliate, Barclays Global Fund Advisors, and Nihon Keizai Shimbun, Inc. to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying Indices/ETF, which are determined, composed and calculated by each Index/ETF Source (as defined herein) without regard to Royal Bank of Canada or the Notes. The Index/ETF Sources have no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying Indices/ETF. The Index/ETF Sources are not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Index/ETF Sources have no obligation or liability in connection with the administration, marketing or trading of the Notes.

THE INDEX/ETF SOURCES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY UNDERLYING INDEX/ETF OR ANY DATA INCLUDED THEREIN AND THE INDEX/ETF SOURCES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX/ETF SOURCES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY UNDERLYING INDEX/ETF OR ANY DATA INCLUDED THEREIN. THE INDEX/ETF SOURCES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING INDEX/ETF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX/ETF SOURCES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                TABLE OF CONTENTS

Pricing Supplement
Summary...............................................................................................         P-1
Risk Factors..........................................................................................         P-4
Summary Information Regarding the Underlying Indices/ETF..............................................         P-9
Payment Under the Notes...............................................................................        P-14
Use of Proceeds and Hedging...........................................................................        P-18
Supplemental Tax Considerations.......................................................................        P-19
Supplemental Plan of Distribution.....................................................................        P-21
Documents Filed as Part of the Registration Statement.................................................        P-21

Prospectus Supplement
About This Prospectus Supplement......................................................................         S-3
Recent Developments...................................................................................         S-3
Consolidated Ratios of Earnings to Fixed Charges......................................................         S-3
Risk Factors..........................................................................................         S-4
Use of Proceeds.......................................................................................         S-7
Description of the Notes We May Offer.................................................................         S-8
Certain Income Tax Consequences.......................................................................        S-27
Employee Retirement Income Security Act...............................................................        S-40
Supplemental Plan of Distribution.....................................................................        S-41
Documents Filed as Part of the Registration Statement.................................................        S-46

Prospectus
Documents Incorporated by Reference...................................................................           1
Where You Can Find More Information...................................................................           3
About This Prospectus.................................................................................           3
Caution Regarding Forward-Looking Information.........................................................           4
Royal Bank of Canada..................................................................................           5
Risk Factors..........................................................................................           5
Use of Proceeds.......................................................................................           5
Consolidated Ratios of Earnings to Fixed Charges......................................................           6
Description of Securities We May Offer................................................................           6
Additional Mechanics..................................................................................           9
Special Situations....................................................................................          11
Subordination Provisions..............................................................................          13
Defeasance............................................................................................          14
Events of Default.....................................................................................          15
Ownership and Book-Entry Issuance.....................................................................          16
Our Relationship with the Trustee.....................................................................          21
Tax Consequences......................................................................................          21
Plan of Distribution..................................................................................          22
Validity of Securities................................................................................          23
Experts...............................................................................................          23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.........................          24
Documents Filed as Part of the Registration Statement.................................................          24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

The Principal Protected Notes, due October 31, 2011, Linked to Two International Indices and One Exchange-Traded Fund (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in the weighted return of the Underlying Indices/ETF over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for 100% participation in potential increases in the level of the Underlying Indices/ETF. You will receive 100% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a decline in the Underlying Indices/ETF.

Selected Risk Considerations

An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" on page P-4.

o Principal Protection Only If You Hold the Notes to Maturity--You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have principal protection against a decline in the level of the Underlying Indices/ETF.

o Market Risk--The return on the Notes, which may or may not be positive, is linked to the performance of the Underlying Indices/ETF, and will depend on whether, and the extent to which, the Index/ETF Interest is positive.

o No Interest Payments--You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Dow Jones EURO STOXX 50(R) Index (the "DJ STOXX Index Constituent Stocks"), iShares(R) MSCI Pacific ex-Japan Index Fund (the "iShares(R) MSCI Pacific ex-Japan Index Fund Constituent Stocks") and the Nikkei 225 Index (the "Nikkei Index Constituent Stocks", and together with the the DJ STOXX Index Constituent Stocks, and the iShares(R) MSCI Pacific ex-Japan Index Fund Constituent Stocks, the "Constituent Stocks").

o No Direct Exposure to Fluctuations in Foreign Exchange Rates--The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the Constituent Stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in payment at maturity.

o No Listing--The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

o You seek an investment with a return linked to the performance of the Underlying Indices/ETF.

o You seek an investment that offers principal protection when the Notes are held to maturity.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

o    You are unable or unwilling to hold the Notes to maturity.

o You seek an investment with direct exposure to fluctuations in foreign exchange rates.

o You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

o    You seek current income from your investments.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 5.12% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-19.

For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-19.

Concerning the Trustee, Exchange Rate Agent and Calculation Agent

Effective October 2, 2006 The Bank of New York acquired the corporate trust business of JPMorgan Chase Bank, N.A. and accordingly The Bank of New York is the successor trustee for our senior debt securities and subordinated debt securities. The Bank of New York is also the successor exchange rate agent and calculation agent for our Senior Global Medium-Term Notes, Series B from and after such date.

Sample Calculations of the Payment Amount

The examples set out below are included for illustration purposes only. The levels of the Underlying Indices/ETF used to illustrate the calculation of Index/ETF Interest are not estimates or forecasts of the Initial Index/ETF Levels and Final Index/ETF Levels (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") of the Underlying Indices/ETF on which the calculation of the Percentage Change, and in turn Index/ETF Interest, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example #1 -- Calculation of the Payment Amount where Percentage Change of the Index/ETF Portfolio is positive.

It is assumed that the Initial Index/ETF Level and the Final Index/ETF Level of the Underlying Indices/ETF are as illustrated below. The Payment Amount would be calculated as follows:

                                                                                                          Weighted
                                 Initial Index/ETF    Final Index/ETF                      Component      Component
                                  Level (Example)     Level (Example)     % Change          Weight         Change
                                  ---------------     ---------------     --------          ------         ------
Dow Jones EURO
  STOXX 50(R) Index........             3,800.00            4,940.00       30.0000%         33.3333%      10.0000%

Nikkei 225 Index(R)........            16,250.00           22,100.00       36.0000%         33.3333%      12.0000%

iShares(R) MSCI Pacific
   ex-Japan Index Fund.....              $112.00             $142.24       27.0000%         33.3334%       9.0000%
                                                                                                          --------
Sum........................                                                                               31.0000%


Percentage Change = 31.0000%

Index/ETF Interest = $10,000 x 31.0000% = $3,100.00

Payment Amount = $10,000 + $3,100.00 = $13,100.00

Example #2 -- Calculation of the Payment Amount where Percentage Change of the Index/ETF Portfolio is negative.

It is assumed that the Initial Index/ETF Level and the Final Index/ETF Level of the Underlying Indices/ETF are as illustrated below. The Payment Amount would be calculated as follows:

                                                                                                          Weighted
                                  Initial Index/ETF   Final Index/ETF                      Component      Component
                                   Level (Example)    Level (Example)      % Change         Weight         Change
                                   ---------------    ---------------      --------         ------         ------
Dow Jones EURO
  STOXX 50(R) Index........              3,800.00           3,458.00        -9.0000%        33.3333%      -3.0000%

Nikkei 225 Index(R)........             16,250.00          13,325.00       -18.0000%        33.3333%      -6.0000%

iShares(R) MSCI Pacific
   ex-Japan Index Fund.....               $112.00             $98.56       -12.0000%        33.3334%      -4.0000%
                                                                                                         ---------
Sum........................                                                                              -13.0000%

Percentage Change = 0.0000%

Index/ETF Interest = $10,000 x 0.0000% = $0.00

Payment Amount = $10,000 + $0.00 = $10,000.00

                                  RISK FACTORS

The return on the Notes is linked to the performance of the Underlying Indices/ETF. Investing in the Notes is not equivalent to a direct investment in the Underlying Indices/ETF. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors"
section in the prospectus supplement, before investing in the Notes.

Any positive return in any Underlying Index/ETF may be offset by a negative return in another Underlying Index/ETF.

The Notes are linked to two Underlying Indices and one exchange-traded fund, the Dow Jones EURO STOXX 50(R) Index, the Nikkei 225 Index and the iShares(R) MSCI Pacific ex-Japan Index Fund, each of which is given a separate weight in calculating Index/ETF Interest. A positive return in any Underlying Index/ETF may be offset by a negative return in another Underlying Index/ETF resulting in Index/ETF Interest equal to zero.

Owning the Notes is not the same as owning the Constituent Stocks.

The return on your Notes may not reflect the return you would realize if you actually owned the Constituent Stocks. This is the case because the level of the Underlying Indices/ETF are calculated in part by reference to the prices of the Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

Even if the level of the Underlying Indices/ETF increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of each Underlying Index/ETF to increase while the market value of the Notes declines.

Changes that affect the Underlying Indices/ETF will affect the market value of the Notes and the amount you will receive at maturity.

The policies of STOXX Limited (a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange) (the "DJ STOXX Index Source") with respect to the Dow Jones EURO STOXX 50(R) Index, Nihon Keizai Shimbun, Inc. (the "Nikkei Index Source") with respect to the Nikkei 225 Index and of Barclays Global Investors, N.A., or Barclays Global Fund Advisors, with respect to the iShares(R) MSCI Pacific ex-Japan Index Fund, (the "iShares(R) MSCI Pacific ex-Japan Index Fund Source") (the DJ STOXX Index Source, the Nikkei Index Source and the iShares(R) MSCI Pacific ex-Japan Index Fund Source, collectively, the "Index/ETF Sources") concerning the calculation of the Underlying Indices/ETF, additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in its respective Underlying Index/ETF, could affect its respective Underlying Index/ETF and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if any Index/ETF Source changes these policies, for example by changing the manner in which it calculates its respective Underlying Index/ETF, or if any Index/ETF Source discontinues or suspends calculation or publication of its respective Underlying Index/ETF, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Final Index/ETF Level is not available because of a market disruption event or for any other reason, the Calculation Agent--which initially will be The Bank of New York--may determine the Final Index/ETF Level or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the level or price of the Underlying Indices/ETF on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the volatility of each Underlying Index/ETF (i.e., the frequency and magnitude of changes in the level or price of each Underlying Index/ETF);

     o the composition of each Underlying Index/ETF and changes to its Constituent Stocks;

     o    the market prices of the Constituent Stocks;

     o the dividend rate paid on Constituent Stocks (while not paid to the holders of the Notes, dividend payments on Constituent Stocks may influence the market price of Constituent Stocks and the level of each Underlying Index/ETF, and therefore affect the market value of the Notes);

     o the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the non-U.S. dollar denominated Constituent Stocks are denominated;

     o interest rates in each market related to the DJ STOXX 50 Index Constituent Stocks, the Nikkei 225 Index Constituent Stocks and the iShares(R) MSCI Pacific ex-Japan Index Fund Constituent Stocks;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

     o economic, financial, political, regulatory, or judicial events that affect the level of the Underlying Indices/ETF or the market price of the Constituent Stocks or that affect stock markets generally; and

     o    the creditworthiness of the Bank.

Historical performance of the Underlying Indices/ETF should not be taken as an indication of the future performance of the Underlying Indices/ETF during the term of the Notes.

The trading prices of the Constituent Stocks will determine the level or price of each Underlying Index/ETF. The historical performance of each Underlying Index/ETF does not give an indication of the future performance of each Underlying Index/ETF. As a result, it is impossible to predict whether the level or price of any Underlying Index/ETF will rise or fall. Trading prices of the Constituent Stocks will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market prices of the Constituent Stocks.

The Correlation Between the Performance of the iShares(R) Fund and the Performance of the MSCI Pacific ex-Japan IndexSM May Be Imperfect

The iShares(R) Fund uses a representative sampling strategy to track the performance of the MSCI Pacific ex-Japan IndexSM, which may give rise to tracking error, i.e. the discrepancy between the performance of the MSCI Pacific ex-Japan IndexSM and the performance of the iShares(R) Fund. In addition, because the shares of the iShares(R) Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the market value of one share of the iShares(R) Fund may differ from the net asset value per share of the iShares(R) Fund. Because of the potential discrepancies identified above, the iShares(R) Fund return may correlate imperfectly with the return on the MSCI Pacific ex-Japan IndexSM over the same period. For more information, see "Summary Information Regarding the Underlying Indices/ETF -- The iShares(R) MSCI Emerging Markets Index Fund" below.

Trading and other transactions by the Bank or its affiliates in Constituent Stocks, futures, options, exchange-traded funds or other derivative products on Constituent Stocks or one or more of the Underlying Indices/ETF, may impair the market value of the Notes or the amount payable at maturity for the Notes.

As described below under "Use of Proceeds and Hedging" on page P-18, the Bank or its affiliates may hedge their obligations under the Notes by purchasing Constituent Stocks, futures or options on Constituent Stocks or one or more of the Underlying Indices/ETF, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices/ETF, and they may adjust these hedges by, among other things, purchasing or selling Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Constituent Stocks and the levels of one or more of the Underlying Indices/ETF and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes or the amount payable at maturity for the Notes declines.

The Bank or its affiliates may also engage in trading in Constituent Stocks and other investments relating to Constituent Stocks or one or more of the Underlying Indices/ETF on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Constituent Stocks/ETF and the levels of one or more of the Underlying Indices/ETF and, therefore, the market value of the Notes or the amount payable at maturity for the Notes. The Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Constituent Stocks/ETF or one or more of the Underlying Indices/ETF. By introducing competing products into the marketplace in this manner, the Bank or its affiliates could adversely affect the market value of the Notes or the amount payable at maturity for the Notes.

The business activities of the Bank or its affiliates may create conflicts of interest.

As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Indices/ETF and the Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Underlying Indices/ETF, could be adverse to such holders' interests as beneficial owners of the Notes.

The Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Constituent Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank or another affiliate of the Bank and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, the Bank and the Underwriter have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Constituent Stocks and one or more of the Underlying Indices/ETF. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by the Bank, the Underwriter or other affiliates may affect the market price of the Constituent Stocks and the levels or price of the Underlying Indices/ETF and, therefore, the market value of the Notes or the amount payable at maturity for the Notes.

You will not receive interest payments on the Notes or dividend payments on the Constituent Stocks or have shareholder rights in the Constituent Stocks.

You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Constituent Stocks. As an owner of the Notes, you will not have voting rights or any other rights that holders of Constituent Stocks may have.

The Bank and its affiliates have no affiliation with the Index/ETF Sources and are not responsible for their public disclosure of information.

The Bank and its affiliates are not affiliated with the Index/ETF Sources in any way (except for licensing arrangements discussed below in "Summary Information Regarding the Underlying Indices/ETF" on page P-9) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of each Underlying Index/ETF. If the Index/ETF Sources discontinue or suspend the calculation of their respective Underlying Index/ETF, it may become difficult to determine the market value of the Notes or the amount payable at maturity. Under certain circumstances, if an Index/ETF Source discontinues or suspends the calculation of its Underlying Index/ETF we may, at our option, designate another third party equity index or ETF to replace such Underlying Index/ETF, provided that we reasonably determine that the successor index or ETF substantially tracks the market performance of the broad local market in which the companies whose securities are represented or included in such Underlying Index/ETF participate and subject to appropriate adjustments being made to the terms and provisions of the Notes necessary or appropriate to preserve the economic value of the Notes as of the effective date of replacement. See "Payment Under the Notes--Discontinuance or Modification of an Underlying Index" beginning on page P-14. The Index/ETF Sources are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of Notes in taking any actions that might affect the value of your Notes.

We have derived the information about each Index/ETF Source and each Underlying Index/ETF in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Underlying Indices/ETF or the Index/ETF Sources contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Underlying Indices/ETF and the Index/ETF Sources.

The Calculation Agent can postpone the calculation of the Final Index/ETF Level for a particular Underlying Index/ETF or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

The determination of the Final Index/ETF Level for the Underlying Indices/ETF may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date (as defined herein) for one or more of the Underlying Indices/ETF. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index/ETF on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the Maturity Date for the Notes could also be postponed, although not by more than ten business days.

If the determination of the Final Index/ETF Level for the Underlying Indices/ETF is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index/ETF Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index/ETF Level that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes--Consequences of Market Disruption Events" beginning on page P-14.

The Index/ETF Interest for the Notes will not be adjusted for changes in currency exchange rates that might affect the Dow Jones EURO STOXX 50(R) Index, the Nikkei 225 Index (R), and the iShares(R) MSCI Pacific ex-Japan Index Fund.

Although some of the Constituent Stocks are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the DJ STOXX Index Constituent Stocks, the iShares(R) MSCI Pacific ex-Japan Index Fund Constituent Stocks and the Nikkei 225 Index Constituent Stocks are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Index/ETF Interest for the Notes. The amount we pay in respect of the Notes on the maturity date will be based solely upon the Index/ETF Interest. See "Payment Under the Notes--Payment Amount on Maturity" beginning on page P-14.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Bank of New York will serve as the calculation agent. The Bank of New York will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Constituent Stocks or an Underlying Index/ETF has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

An investment in the Notes is subject to risks associated with non-U.S. securities markets.

Some of the Constituent Stocks have been issued by foreign companies. An investment in securities linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. For example, the Japanese economy was troubled by negative or low rates of growth for many years. Many Japanese stocks performed poorly over an extended period.

            SUMMARY INFORMATION REGARDING THE UNDERLYING INDICES/ETF

We have derived all information regarding each of the Underlying Indices/ETF contained in this pricing supplement from publicly available information, without independent verification. Each of the exchange traded fund issuer and index sponsors owns the copyright and all rights to its applicable fund or index. Neither the exchange traded fund issuer nor any of the index sponsors has an obligation to continue to list or publish, and may delist or discontinue publication of, its applicable fund or index. The consequences of either of the exchange traded fund issuer or any of the index sponsors delisting, discontinuing or modifying its applicable fund or index are described in the section entitled "Payments Under Your Notes -- De-Listing, Discontinuance or Modification of an Underlying Index/ETF" above. We are not incorporating by reference any of the material filed with the SEC mentioned below nor the websites included below nor any material they may include into this pricing supplement, the accompanying prospectus, dated December 21, 2005, or the accompanying prospectus supplement, dated December 21, 2005.

The Dow Jones EURO STOXX 50(R) Index

We have obtained all information regarding the Dow Jones EURO STOXX 50(R) Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited. We do not assume any responsibility for the accuracy or completeness of such information. The Dow Jones EURO STOXX 50(R) Index is published by STOXX Limited, a joint venture between Deutsche Borse AG, Dow Jones & Company, Inc., Euronext Paris SA and SWX Swiss Exchange.

As a member of the Dow Jones STOXX(R) family, the Dow Jones EURO STOXX 50(R) Index represents the performance of 50 companies representing the market sector leaders in the Eurozone. The following countries are included: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Like all Dow Jones STOXX (R) indices, it is a free float market capitalization-weighted index. Component weightings are based on the number of free float shares; i.e. those shares that are available for trading. Only common shares and others with similar characteristics are included.

The Dow Jones EURO STOXX 50(R) Index is reviewed annually. If the number of shares changes by more than 10% (due to extraordinary corporate actions, e.g. initial public offerings, mergers and takeovers, spin-offs, delistings or bankruptcy), the number of shares are adjusted immediately. Changes of less than 10% will be implemented at the next quarterly review. Index divisors are adjusted to maintain the continuity of the Index across changes due to corporate actions. If the free float weighting of a blue chip component is more than 10% of the total free float market capitalization of the Dow Jones EURO STOXX 50(R) Index at a quarterly review, then it is reduced to 10% by a weighting cap factor that is fixed until the next quarterly review.

The Dow Jones EURO STOXX 50(R) Index is calculated with the Laspeyres formula which measures price changes against a fixed base quantity weight. The Dow Jones EURO STOXX 50(R) Index has a base value of 1,000 on the base date December 31, 1991. The closing value of the index is calculated at 20.00 CET (Central European Time) based on the closing/adjusted price of the shares in the Dow Jones EURO STOXX 50(R) Index. If a stock did not trade all day, then the previous day's closing/adjusted price is used. The same applies in case of a suspended quotation or stock exchange holiday.

STOXX Limited and Dow Jones & Company, Inc. have no relationship to the Bank, other than the licensing of Dow Jones EURO STOXX 50(R) Index and the related trademarks for use in connection with the Notes.

STOXX Limited and Dow Jones & Company, Inc. do not:

     o    sponsor, endorse, sell or promote the Notes.

     o    recommend that any person invest in the Notes or any other securities.

     o have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

     o have any responsibility or liability for the administration, management or marketing of the Notes.

     o consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50(R) Index or have any obligation to do so.

STOXX Limited and Dow Jones & Company, Inc., will not have any liability in connection with the Notes. Specifically, STOXX Limited and Dow Jones & Company, Inc. do not make any warranty, express or implied and disclaim any and all warranty about:

     o The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50(R) Index and the data included in the Index;

     o The accuracy or completeness of the Dow Jones EURO STOXX 50(R) Index and its data; or

     o The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50(R) Index and its data.

In addition, STOXX Limited and Dow Jones & Company, Inc. will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50(R) Index or its data and under no circumstances will STOXX Limited or Dow Jones & Company, Inc. be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones & Company, Inc. knows that they might occur.

The licensing agreement between the Bank and STOXX Limited is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.


         Historical Performance of the Dow Jones EURO STOXX 50(R) Index

The following chart shows the performance of the Dow Jones EURO STOXX 50(R) Index of the period from December 31, 1995 to October 27, 2006.

                        Dow Jones EURO STOXX 50(R) Index
                               (Dec-95 to Dec-05)
                                [CHART OMITTED]

The Nikkei 225 Index(R)

We have obtained all information regarding the Nikkei 225 Index(R) contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Nihon Keizai Shimbun, Inc. ("Nihon"). We do not assume any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Index(R) is one of Japan's major stock market indices and has been calculated continuously since September 7, 1950. The Index is sponsored by Nihon, which has calculated and announced the Nikkei 225 Index(R) since 1970. Since October 1, 1985, its policy has been to calculate the Nikkei 225 Index(R) every minute during the normal trading hours on the Tokyo Stock Exchange. The current calculation method, called the Dow Jones method, has been used since 1950. This "modified price-weighted" method is different than a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

The Constituent Stocks of the Nikkei 225 Index(R) are 225 actively traded issues of the Tokyo Stock Exchange, First Section. In its selection of constituents, the intention is that the Index reflects up-to-the-moment market trends. Since October 1991, constituents are checked every year and relatively low liquidity issues are replaced with high liquidity issues. In this way, the Nikkei 225 Index(R) corresponds to the changes of the market environment.

The Notes are not sponsored, endorsed, sold or promoted by Nihon. Nihon does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained through the use of the Nikkei 225 Index(R) or the figure at which the index stands at any particular day or otherwise. The Nikkei 225 Index(R) is compiled and calculated solely by Nihon. However, Nihon shall not be liable to any person for any error in the Nikkei 225 Index(R) and Nihon shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein. Nihon does not make any warranty or representation to the holders or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nikkei 225 Index(R) to track general stock market performance or any other economic factor. The only relationship of Nihon to the Bank would be the possible licensing or sub-licensing of certain trademarks, trade names and other property of Nihon and of the Nikkei 225 Index(R). Nihon does not endorse or make any judgment in respect of the Bank or any products issued by the Bank. The Nikkei 225 Index(R) is determined, composed and calculated by Nihon without regard to the Bank or the Notes. Nihon has no obligation to continue the calculation and dissemination of the Nikkei 225 Index(R) or to take the needs of the Bank or the holders into consideration in determining, composing or calculating the Nikkei 225 Index(R). Nihon is not responsible for or has not participated in the determination of the timing of, prices of, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Index Interest under the Notes is determined. Nihon has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Nihon does not guarantee the accuracy or the completeness of the Nikkei 225 Index(R) or of any data included in the Nikkei 225 Index(R) and has no liability (whether in negligence or otherwise) for any errors, omissions, or interruptions in the publication of, or for the unavailability or non-supply of, the Nikkei 225 Index(R) and is not obliged to advise any person of any such event. Nihon makes no warranty or condition, express or implied, as to the results to be obtained by the Bank, the holders or any other person or entity from the use of the Nikkei 225 Index(R) or any data included in that Nikkei 225 Index(R). Nihon makes no express or implied warranties or conditions, and expressly disclaims all warranties or conditions of merchantability or fitness for a particular purpose or use with respect to the Nikkei 225 Index(R) or any data included in the Nikkei 225 Index(R). Nihon disclaims responsibility for all claims whatsoever, including claims that arise out of the accident or negligence of Nihon, its related corporations and their servants and agents or acts of third parties. Without limiting any of the foregoing, in no event shall Nihon have any liability in connection with the Notes or otherwise for any special, punitive, directed or consequential damages (including loss of profits), even if notified of the possibility of such damages.

While Nihon currently employs a defined methodology to calculate the Nikkei 225 Index(R), no assurance can be given that Nihon will not modify or change such methodology in a manner that may affect any amount of Index Interest which may be payable to the holders. Nihon is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index(R). Neither the Bank nor any investment dealer, broker or agent selling the Notes, including the Underwriter, shall have any responsibility for the calculation and dissemination of the Nikkei 225 Index(R) (except as expressly stated in this pricing supplement) or any errors or omissions in the Nikkei 225 Index(R).

The licensing agreement between the Bank and Nihon is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.


                Historical Performance of the Nikkei 225 Index(R)

The following chart shows the performance of the Nikkei 225 Index(R) of the period from December 31, 1995 to October 27, 2006.

                              Nikkei 255 Index(R)
                               (Dec-95 to Dec-05)
                                [CHART OMITTED]

The iShares(R) MSCI Pacific ex-Japan Index Fund

The iShares(R) MSCI Pacific ex-Japan Index Fund (the "Fund") is issued by iShares(R), Inc., a registered investment company. Barclays Global Financial Advisors ("BGFA") is the investment advisor to the iShares(R) MSCI Pacific ex-Japan Index Fund. The iShares(R) MSCI Pacific ex-Japan Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Australia, Hong Kond, New Zealand and Singapore markets, as measured by the MSCI Pacific ex-Japan IndexSM. As of September 30, 2005, the MSCI Pacific ex-Japan IndexSM's three largest stocks were BHP Billiton Ltd., National Australia Bank Ltd. and Commonwealth Bank of Austoralia and its three largest industries were banks, materials and real estate.

For additional information regarding iShares(R), Inc., BGFA, the iShares(R) MSCI Pacific ex-Japan Index Fund, and the risk factors attributable to the iShares(R) MSCI Pacific ex-Japan Index Fund, please see the relevant portion of the Prospectus, dated January 1, 2006 (as revised March 8, 2006), filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File No. 03397598). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the iShares(R) MSCI Pacific ex-Japan Index Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares(R) website at www.ishares.com.

    Historical Performance of the iShares(R) MSCI Pacific ex-Japan Index Fund

The following chart show the performance of the iShares(R) MSCI Pacific ex-Japan Index Fund for the period from October 26, 2001 to October 27, 2006.


               iShares(R) MSCI Pacific ex-Japan Index Fund (EPP)
                               (Oct-01 to Oct-06)
                                [CHART OMITTED]


Historical performance of the Underlying Indices/ETF will not necessarily predict future performance of the Underlying Indices/ETF or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

                             PAYMENT UNDER THE NOTES

The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the Calculation Agent based on the following formula:

             Payment Amount = Principal Amount + Index/ETF Interest

Calculation of Index/ETF Interest

"Index/ETF Interest" payable on a Note will be an amount (if any), not less than zero, calculated based on the following formula:

           Index/ETF Interest = (Principal Amount x Percentage Change)

Index/ETF Interest will represent the return on the Notes for the entire period that the Notes are issued and outstanding.

Calculation of Percentage Change

"Percentage Change" will be a number, expressed as a percentage (rounded to four decimal places) equal to the sum of the Weighted Component Changes for the Underlying Indices/ETF.

The "Weighted Component Change" for an Underlying Index/ETF will be determined as follows:

      Component Weight x (Final Index/ETF Level - Initial Index/ETF Level)
                         -------------------------------------------------
                                      Initial Index/ETF Level
where:

"Component Weight" for each Underlying Index/ETF is as follows:

Underlying Index/ETF                                        Component Weight
--------------------                                        ----------------
Nikkei 225 Index                                                 33.3333%
Dow Jones EURO STOXX 50(R) Index                                 33.3333%
iShares(R) MSCI Pacific ex-Japan Index Fund                      33.3334%


"Initial Index/ETF Level" of an Underlying Index/ETF is the level or price, as the case may be, of the Underlying Index/ETF as of the close of trading on the relevant Principal Exchange(s) on the Trade Date.

"Exchange Day" means, in respect of an Underlying Index/ETF, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on each of the Principal Exchanges and Related Exchanges for the securities comprising such Underlying Index/ETF, other than a day on which trading on such an exchange is scheduled to close prior to its regular closing time;

"Final Valuation Date" means, in respect of an Underlying Index/ETF, the date stated on the cover of this pricing supplement, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following calendar day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days; and

"Final Index/ETF Level" of an Underlying Index/ETF is, subject to delay or acceleration in the circumstances described under "--Consequences of Market Disruption Events", the level or price, as the case may be, of the Underlying Index/ETF as of the close of trading on the relevant Principal Exchange(s) on the Final Valuation Date.

If the sum of the Weighted Component Changes is a negative number, then the Percentage Change, and in turn Index/ETF Interest, will be deemed to be zero.

Maturity Date

The Maturity Date will be the date stated on the cover of this pricing supplement, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the third Exchange Day before this applicable day does not qualify as the Final Valuation Date in respect of any Underlying Index/ETF as determined in accordance with "--Final Valuation Date" above, then the Maturity Date will be the third Exchange Day following the last to occur of the Final Valuation Dates in respect of each Underlying Index/ETF. The Calculation Agent may postpone a Final Valuation Date--and therefore the Maturity Date--if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Consequences of Market Disruption Events

The Calculation Agent will determine the Final Index/ETF Level for each Underlying Index/ETF on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Index/ETF Level may be postponed if the Calculation Agent determines that, on the Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Indices/ETF. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index/ETF on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Index/ETF Level be postponed by more than ten business days.

If the determination of the Final Index/ETF Level is postponed to the last possible day, but a market disruption event for one or more of the Underlying Indices/ETF occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index/ETF Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index/ETF Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in a material number of Constituent Stocks in the relevant Underlying Index/ETF for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to one or more of the Underlying Indices/ETF or a material number of Constituent Stocks in the relevant Underlying Index/ETF in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o one or more of the Underlying Indices/ETF are not published, as determined by the Calculation Agent in its sole discretion; or

     o in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to one or more of the Underlying Indices/ETF or any Constituent Stocks.

For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to an Underlying Index/ETF or any Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Available Information Respecting Percentage Change

A holder may obtain current information with respect to the amount that would be the Percentage Change at a point in time from its dealer or financial advisor or by contacting a representative of the Calculation Agent. Such amount will be calculated on the basis described under "Payment Under the Notes--Calculation of Percentage Change" as if the date on which the information is provided was the Maturity Date.

Neither we nor the Calculation Agent assume responsibility for the accuracy or completeness of such information. In particular, if an Extraordinary Event or other circumstance occurs which would otherwise require the appointment of Calculation Experts, prior to the time when we are required to do so, we (including through the Calculation Agent) will use our best efforts to determine the Percentage Change. However, we and the Calculation Agent do not, and will not, assume any liability to holders for such calculations or for any actions, including a sale of the Notes, taken by holders in reliance upon our calculations.

Discontinuance or Modification of an Underlying Index/ETF

If any Index Source discontinues publication of its respective Underlying Index/ETF and it or any other person or entity publishes a substitute index or ETF that the Calculation Agent determines is comparable to the particular Underlying Index/ETF and approves such substitute index or ETF as a successor index or ETF, then the Calculation Agent will determine the Final Index/ETF Level and the amount payable at maturity by reference to such successor index or ETF.

If the Calculation Agent determines that the publication of one or more of the Underlying Indices/ETF are discontinued and that there is no successor index or ETF on any date when the level of the particular Underlying Index/ETF is required to be determined, the Calculation Agent will instead make the necessary determination by reference to a group of stocks or ETF or one or more indices and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the particular Underlying Index/ETF.

If the Calculation Agent determines that the securities included in the Underlying Indices/ETF or the method of calculating an Underlying Index/ETF have changed at any time in any respect that causes the Underlying Index/ETF not to fairly represent the level of the Underlying Index/ETF had such changes not been made or that otherwise affects the calculation of the Final Index/ETF Level or the amount payable at maturity, then the Calculation Agent may make adjustments in this method of calculating the particular Underlying Index/ETF that it believes are appropriate to ensure that the Final Index/ETF Level used to determine the amount payable on the Maturity Date is equitable. All determinations and adjustments to be made by the Calculation Agent with respect to the Final Index/ETF Level, the amount payable at maturity or otherwise relating to the level of the Underlying Indices/ETF may be made by the Calculation Agent in its sole discretion.

Role of the Calculation Agent

The Bank of New York will serve as the Calculation Agent. The Calculation Agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the Final Index/ETF Level, the return of any Underlying Index/ETF and the amount payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. Please note that the firm named as the Calculation Agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the Calculation Agent after the original issue date without notice.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series A, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series A, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term Notes, Series A, accelerating the maturity of the Senior Global Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

                           USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Indices/ETF and/or listed and/or over-the-counter options, futures or exchange-traded funds on Constituent Stocks or one or more of the Underlying Indices/ETF prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of securities of the issuers of Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level or price of any Underlying Index/ETF or the value of the Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks, or

     o    any combination of the three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Constituent Stocks, listed or over-the-counter options or futures on Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of any Underlying Index/ETF or other components of foreign equity markets.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" on page P-4 for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

We have determined that the comparable yield for the Notes is equal to 5.12% per annum, compounded semiannually, with a projected payment at maturity of $12,875.97 based on an investment of $10,000.

You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Index/ETF Interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 3%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 3% of the principal amount of the Notes. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed 3% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca


EXHIBIT A

                                Auditors' Consent

We refer to the Pricing Supplement No. 39 of Royal Bank of Canada (the "Bank") dated October 27, 2006 relating to the offering of US$4,589,000 Senior Global Medium-Term Notes, Series B, Principal Protected Notes, due October 31, 2011 Linked to Two International Indices and One Exchange-Traded Fund, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.




(signed) "Deloitte & Touche LLP"
 Chartered Accountants

Toronto, Canada
October 27, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.









                                  US$4,589,000

                                   [RBC LOGO]

                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series B
                 Principal Protected Notes, due October 31, 2011
        Linked to Two International Indices and One Exchange-Traded Fund


                                October 27, 2006